SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

November 4, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Snow Lake Resources Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed October 27, 2021
Amendment No. 4 to Registration Statement on Form F-1
Filed October 22, 2021
File No. 333-254755

Ladies and Gentlemen:

We hereby submit the responses of Snow Lake Resources Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 4, 2021, providing the Staff’s comment with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-1 filed on October 27, 2021 and Amendment No. 4 to Registration Statement on Form F-1 filed on October 22, 2021. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 6 to the Registration Statement (the “Amendment No. 6”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to Form F-1

Risk Factors

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed, page 11

1.	Please update your disclosure in this risk factor by highlighting your recent net losses.

RESPONSE: In response to the Staff’s comments, we updated the risk factor disclosure on page 11 to refer to our net loss for each of the fiscal years ending June 30, 2021 and 2020.

The coronavirus pandemic may cause a material adverse effect on our business, page 12

2.	You disclose that as a result of the measures adopted by the Province of Manitoba and the federal government of Canada, certain of your mining exploration activities have been delayed, and at this time you are focusing on completing lab work and technical report writing using the field data that you have previously compiled. You thereafter disclose that you expect to get back to having “boots on the ground” work such as core sampling and test drilling later in the fall and winter of 2021. Please provide an update on your operations, including if you are currently operating in Manitoba or otherwise still completing lab and technical work remotely, and if so, please update as to when you expect to complete core sampling and test drilling on the ground. For guidance, see the Division's Disclosure Topic No. 9 and 9A on COVID-19.

RESPONSE: In response to the Staff’s comments, we updated the disclosure on page 12 and now also indicate when we expect to complete core sampling and test drilling on the ground in Manitoba.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (519) 909-8745 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Name:	Philip Gross
Title:	Chief Executive Officer and Director

cc:	Louis A. Bevilacqua, Esq.